SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of September 08, 2003


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.






                                                               Press enquiries:

                    Joe Kelly tel:+44 207 306 1771; email: joe.kelly@marconi.com
               David Beck, tel: + 44 207 306 1490; email: david.beck@marconi.com

                                                             Investor enquiries:

                                    Heather Green tel: + 44 207 306 1735; email:
                                                       heather.green@marconi.com



                            Marconi Corporation plc

      ALL AGM RESOLUTIONS PASSED; SHAREHOLDERS VOTE TO CONSOLIDATE SHARES



LONDON - September 8, 2003 - Marconi Corporation plc's (London: MONI) shareholders voted overwhelmingly (99.7 percent) at the Company's Annual General Meeting today in favour of a share consolidation that will lead to each five existing shares being consolidated into one new share. The consolidation will take effect from the start of trading on the London market tomorrow, Tuesday, September 9th 2003. All other resolutions were passed at the meeting, each having achieved the requisite majority.

Commenting, John Devaney, Marconi Corporation's Chairman, said: "The consolidation of the shares is an important further step in normalising Marconi's share register. The consolidation will help us achieve meaningful savings against the cost of managing a large number of very small shareholdings."

As first announced on 19 August 2003, following today's AGM Douglas McWilliams joined the Board as a non-executive director. The Company can confirm that there are no details to be disclosed in respect of Mr McWilliams pursuant to paragraph
16.4 of the Listing Rules.

Pursuant to the share consolidation, a total of 200,400,000 ordinary shares of 25p each ("new shares") are to be listed; 200,001,968 of which will be issued on 9 September 2003 and the balance of 398,032 will be block listed for future issuance in relation to the exercise of warrants.

Application has been made to the UK Listing Authority for the new shares to be admitted to the Official List and to trading on the London Stock Exchange. Dealings in the new shares are expected to commence on 9 September 2003.

Copies of this announcement are available from Cazenove & Co. Ltd for two business days from the date hereof.

The table below sets out the final voting figures.



Resolution              FOR           %    AGAINST        %   ABSTENTION      %


1 Receive            427,432,460   99.51    1,032,507   0.24    1,080,252   0.25
report and accounts

2 Approve            416,417,346   96.94   12,044,290   2.80    1,080,476   0.25
directors'
remuneration

3 Re-appoint         428,419,194   99.74       43,309   0.01    1,081,259   0.25
Mr M K Atkinson

4 Re-appoint         428,421,126   99.74       41,376   0.01    1,081,259   0.25
Mr I M Clubb

5 Re-appoint         428,426,233   99.74       36,484   0.01    1,081,044   0.25
Mr J F Devaney

6 Re-appoint         428,428,563   99.74       36,130   0.01    1,081,054   0.25
Ms K R Flaherty

7 Re-appoint         428,426,131   99.74       36,570   0.01    1,081,054   0.25
Mr C C Holden

8 Re-appoint         428,417,201   99.74       45,300   0.01    1,081,259   0.25
Mr W K Koepf

9 Re-appoint         427,437,460   99.51    1,027,313   0.24    1,080,289   0.25
Deloitte &
Touche as auditors

10 Approve           428,380,399   99.73       84,100   0.02    1,080,252   0.25
consolidation of
share capital




ENDS/...

Notes to Editors

About Marconi Corporation plc

Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI.

Additional information about Marconi Corporation can be found at www.marconi.com.

Copyright (c) 2003 Marconi Corporation plc. All rights reserved. All brands or product names are trademarks of their respective holders.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi Corporation plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 08 September 2003